Exhibit 99.98

Annual and Special Meeting of Shareholders

May 1, 2018

Report on Voting Results

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual and special meeting (the “Meeting”) of shareholders of Immunovaccine Inc. (the “Corporation”) was held on May 1, 2018 at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario, Canada. 65 shareholders holding 69,664,767 common shares were present at the Meeting, either in person or by proxy, representing approximately 50.80% of the total votes attached to all issued and outstanding common shares as of the record date on March 29, 2018. All votes were conducted by show of hands.

1.	Election of Directors

All the nominees listed in the management information circular dated March 29, 2018 (the “Circular”) were elected as directors until the next annual meeting of shareholders of the Corporation or until such person’s successor is elected or appointed. The outcome of the vote was as follows*:

	Votes	% of Votes	Votes	% of Votes
Nominee	For	For	Withheld	Withheld	Non Vote
Andrew Sheldon	68,083,600	99.50%	345,522	0.50%	1,046,242
James H. Hall	68,347,115	99.88%	82,007	0.12%	1,046,242
Frederic Ors	68,329,165	99.85%	99,957	0.15%	1,046,242
Wayne Pisano	68,344,645	99.88%	84,477	0.12%	1,046,242
Albert Scardino	68,326,665	99.85%	102,457	0.15%	1,046,242
Alfred Smithers	68,329,195	99.85%	99,927	0.15%	1,046,242
Shermaine Tilley	68,353,145	99.89%	75,977	0.11%	1,046,242

2.	Appointment of Auditor

PricewaterhouseCoopers LLP, chartered accountants of Halifax, Nova Scotia, was re-appointed as auditor of the Corporation and the directors were authorized to fix its remuneration. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes
For	For	Withheld	Withheld	Non Vote
69,445,025	99.96%	30,338	0.04%	1

3.	Share consolidation

A resolution, the text of which is set out in Schedule “A” to the Circular, was adopted to approve, ratify and confirm to consolidate all of the issued and outstanding common shares (the “Shares”), such that the trading price of the post-consolidation Shares is at a minimum of US$5 per post-consolidation Share calculated based on the five-day volume weighted average trading price of the Shares. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes
For	For	Against	Against	Non Vote
69,373,739	99.85%	101,624	0.15%	1

4.	Change of name

A resolution, the text of which is set out in Schedule “B” to the Circular, was adopted to approve, ratify and confirm the change of the name of the Corporation from “Immunovaccine Inc.” to “IMV Inc.”. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes
For	For	Against	Against	Non Vote
69,438,605	99.95%	36,757	0.05%	2

*	As the vote for each motion was conducted by show of hands, the number of votes disclosed reflects only those proxies received by Computershare Investors Services Inc. in advance of the Meeting.